UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 7, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Evolus, Inc.

File No. 333-222478 - CF#35750

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Evolus, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 9, 2018, as amended.

Based on representations by Evolus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through September 30, 2023
Exhibit 10.1	through September 30, 2023
Exhibit 10.2	through September 30, 2023
Exhibit 10.3	through September 30, 2023
Exhibit 10.4	through September 30, 2023
Exhibit 10.5	through September 30, 2023
Exhibit 10.20	through September 30, 2023
Exhibit 10.22	through September 30, 2023
Exhibit 10.23	through September 30, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary